UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Majesco

(Name of Issuer)

Common Stock, par value $0.002 per share

(Title of Class of Securities)

56068V102

(CUSIP Number)

Farid Kazani

Managing Director & Group CFO

Majesco Limited

MNDC, MBP-P-136, Mahape, Navi Mumbai 400 710

Maharashtra, India

Telephone: +91-22-61501800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56068V102

1. Names of Reporting Persons.

Majesco Limited
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds

OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization

India

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)

0%
14. Type of Reporting Person

CO, HC

This Amendment No. 7 further amends the Schedule 13D first filed with the Securities and Exchange Commission on June 23, 2015, as amended (as so amended, the “Schedule 13D”), and is filed by Majesco Limited with respect to the common stock, par value $0.002 per share (the “Common Stock”), of Majesco, a California corporation, owned by Majesco Limited.

As set forth below, as a result of the consummation of the transactions contemplated by the Amended and Restated Merger Agreement (as defined below), on September 21, 2020, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 7 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraph:

On August 8, 2020, Majesco (the “Company” or “Issuer”) entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with two entities affiliated with Thoma Bravo Partners LP, Magic Intermediate, LLC (“Parent”) and Magic Merger Sub, Inc., a wholly-owned subsidiary of Parent (the “Merger Sub”). On September 21, 2020, pursuant to, and on the terms and subject to the conditions of, the Amended and Restated Merger Agreement, Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger. At the effective time of the merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares (as defined in the Amended and Restated Merger Agreement) was converted into the right to receive $16.00 in cash, subject to any required withholding of Taxes (as defined in the Amended and Restated Merger Agreement) (the “Merger Consideration”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read as follows:

(a)-(b) Effective September 21, 2020, as a result of the Merger, each share of Common Stock owned by the Reporting Person was converted into the right to receive the Merger Consideration, pursuant to the Amended and Restated Merger Agreement. Accordingly, the Reporting Person no longer beneficially own any shares of Common Stock of the Issuer.

(c)  Other than as set forth above, the Reporting Person has not effected any transactions in the Common Stock of the Company during the 60 days prior to the filing of this Amendment.

(d)  It is anticipated that the proceeds from the disposition of the shares of Issuer Common Stock reported herein will be further distributed to the shareholders of Majesco Limited, in a manner and on a timetable to be determined by the board of directors of Majesco Limited.

(e)  As of September 21, 2020, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2020	Majesco Limited

	By:	/s/ Farid Kazani
Name: Farid Kazani
Title: Managing Director & Group CFO

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